SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date: January 11, 2010

Latin America’s Beverage Leader

FEMSA Agrees to Exchange Beer Operations for
20% Economic Interest in Heineken

•     In Transaction Valued at US$ 7.347 Billion, FEMSA to Receive Approximately 43 Million Shares of Heineken Holding N.V. and 72 Million Shares of Heineken N.V.
•     Value includes US$ 2.1 Billion in Debt assumed by Heineken
•     Two FEMSA Representatives to join Heineken N.V. Supervisory Board - FEMSA CEO to be named a Vice Chairman of Heineken N.V. Supervisory Board and to join Board of Heineken Holding N.V.
•     With Increased Operational and Financial Flexibility, FEMSA to Focus Efforts on Significant Growth Opportunities for Coca-Cola FEMSA and OXXO.

Monterrey, Mexico, January 11, 2010 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” “FMX”) (NYSE: FMX; BMV: FEMSAUBD), the largest beverage company in Latin America, today announced that its Board of Directors has unanimously approved a definitive agreement under which FEMSA will exchange its FEMSA Cerveza business unit for a 20% economic interest in Heineken (HEIA.NA; HEIN.AS; HEIO.NA; HEIO.AS), one of the world’s leading brewers. Under the terms of the agreement, FEMSA will receive 43,018,320 shares of Heineken Holding N.V. and 72,182,201 shares of Heineken N.V., of which 29,172,502 will be delivered pursuant to an allotted share delivery instrument. It is expected that the allotted shares will be acquired by Heineken in the secondary market for delivery to FEMSA over a term not to exceed five years. Heineken also will assume US$ 2.1 billion of indebtedness including FEMSA Cerveza’s unfunded pension obligations. The total transaction is valued at approximately US$ 7.347 billion, based on closing prices of € 32.92 for Heineken N.V. and € 29.38 for Heineken Holding N.V. on January 8, 2010, including the assumed debt. José Antonio Fernández Carbajal, Chairman of the Board and Chief Executive Officer of FEMSA, will join Heineken N.V.’s Supervisory Board as a Vice Chairman. Mr. Fernández will also serve as Chairman of the newly-formed Americas Committee and will be a member of the Heineken Holding N.V. Board.  Another member of FEMSA’s senior management team will also serve on the Heineken N.V. Supervisory Board.

Mr. Fernández said, “We are enthusiastic about this transaction, which positions FEMSA’s beer operations to become an integral part of Heineken’s leading global platform. In the context of the reconfiguration of the global brewing landscape, scale and geographic diversification are more important than ever, and this transaction responds to that imperative. Heineken presented us with the most compelling opportunity to transform our brewing assets, enabling us to unlock the significant value that we have created during the past decade.  The transaction also allows our shareholders, through our significant stake in Heineken, to participate in the long-term value creation we believe will come from aligning FEMSA Cerveza with Heineken. At the same time, it increases FEMSA’s operational and financial flexibility, allowing us to focus our attention and resources on the significant growth opportunities for Coca-Cola FEMSA and OXXO.”

Commenting on the Transaction, Jean-François van Boxmeer, Chairman and Chief Executive of Heineken, said: “This is a compelling and significant development for Heineken. It transforms our future in the Americas and marks the next stage in Heineken’s strong association with FEMSA.  Through this deal we become a much stronger, more competitive player in Latin America, one of the world’s most profitable and fastest growing beer markets. The acquisition strengthens considerably our position within the global beer market, expands our portfolio of leading international brands and enhances our leading position in the US import market.  I am confident that this transaction will generate considerable future value for stakeholders in both groups.

“I am delighted to welcome our new and talented colleagues into Heineken. We will benefit from their considerable skills, experience and ideas.  We also welcome FEMSA as a significant shareholder in the Heineken Group.  We look forward to their valuable contribution to our future.”

The transaction combines FEMSA Cerveza’s beer brands, including Dos Equis, Sol and Tecate, with Heineken’s global platform and Premium brand portfolio, including Heineken, the iconic and only truly global premium beer brand, as well as Amstel, Birra Moretti and Cruzcampo. Heineken will gain important market positions in Mexico and Brazil, further strengthening Heineken’s worldwide footprint. Under a long-standing agreement, Heineken currently distributes FEMSA Cerveza’s beer brands in the U.S., and the two companies also share joint ownership of their beer operations in Brazil.

The transaction, which is expected to be completed in the first half of 2010, is subject to customary regulatory approvals, as well as approval by FEMSA, Heineken N.V. and Heineken Holding N.V. shareholders.

Allen & Company, N M Rothschild & Sons Ltd., and Rebecca Miller acted as financial advisors, and Cleary Gottlieb Steen & Hamilton LLP and Freshfields Bruckhaus Deringer LLP provided legal advice to FEMSA in connection with this transaction.

FEMSA will host a conference call today, Monday, January 11, 2010 at 8:30 AM Eastern Time (7:30 AM Mexico City Time) to discuss the transaction, followed by a question and answer session. To participate in the call, please dial Domestic US: (1 888)-600-4871 or International: (1 913)-312-1491. The conference call will be webcast live through streaming audio in www.femsa.com/investor.

A presentation related to the transaction will be posted on our website at http://ir.femsa.com/events.cfm ahead of the conference call.

# # #

FEMSA is the leading beverage company in Latin America. It controls a platform that comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico, with presence in Brazil, and an important beer exporter to the United States and other countries; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 7,300 stores.

FEMSA Contacts

Investor Relations	Media Contact FEMSA
Tel.: + 52-818-328-6167	Carolina Alvear Sevilla
Email: investor@femsa.com.mx	Carlos A. Velázquez
Tel.: + 52-818-328-6046
Email: comunicacion@femsa.com.mx

January 11, 2010